news release

ArcelorMittal announces the publication of Q211 and Q311 EBITDA sell-side analyst consensus figures on www.arcelormittal.com

Luxembourg, 22 July 2011 - ArcelorMittal today announces the publication of sell-side analyst consensus forecasts for Q2'11 and Q3'11 EBITDA. The consensus figures are based on sell-side analyst estimates recorded on an external web based tool provided and managed by an independent company called Vuma Financial Services Limited (trade name: Vuma Consensus). The consensus figures together with the full list of brokers who submitted their forecasts are available on our website

http://www.arcelormittal.com/index.php?lang=en&page=49

ArcelorMittal does not express any opinion as to the accuracy or relevance of this consensus or any component thereof. Any use of or reliance on this data is purely at the risk of the user.